

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 29, 2015

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

> **Re: Media Assets Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 2, 2015**
> **File No. 024-10486**

Dear Mr. Berner:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you are offering up to 200,000,000 shares at an initial price of $0.10 per share and that the price may change, up to $0.50 per share, dependent upon the current market price of the stock. Please clarify when you will determine the price and indicate that it will be at a fixed price for the duration of the offering or advise. Refer to Rule 251(d)(3)(ii) of Regulation A. Please also note that the aggregate offering price for an offer qualified under Tier 2 of Regulation A is $50,000,000. Please clarify the offering price, and tell us how you will comply with Rule 251(a)(2) of Regulation A if the shares are priced at more than $.25 per share. Refer to Rule 252(b)(2)(ii).

Part I

2. Your response to Item 3 of Part I states that you provided "bad actor" disclosure pursuant to Rule 262(d) of Regulation A. Item 3 of the Offering Circular states the opposite. Please revise for consistency.

3. The disclosure in Part I, Item 4 states that $1,000,000 of the proceeds of the offering is attributable to securities being offered by the selling shareholders. On page 10 of the Offering Circular, you state that all of the proceeds of the offering will be paid to the company. If there are selling shareholders in the proposed offering, please provide the relevant disclosure, including amending the legal opinion to cover these shares. If the shares are being sold solely on behalf of the company, please revise the disclosure to remove all references to the selling shareholders.

Part II

Offering Circular

Cover Page

4. Revise the Cover Page to include the approximate date of commencement of the proposed sale to the public. Refer to Item 1(i) of Part II to Form 1-A.

5. We note the disclosure that your President is deemed to be an underwriter for this offering, but elsewhere you indicate this is a self-underwritten offering. Please clarify.

Risk Factors, page 12

Industry Focus, page 13

6. We note your disclosure that you are going to acquire film and television rights and take minority equity position in companies. In regards to potentially taking equity positions in companies, please provide us your analysis as to why you would not be an investment company under the Investment Company Act of 1940.

Plan of Distribution, page 19

7. Please indicate how Mr. Berner meets the conditions set out in Rule 3a4-1 under the Securities Exchange Act of 1934, so as to be able to rely upon the safe harbor provisions from broker dealer registration set out in that rule.

Use of Proceeds, page 19

8. To the extent practical, please provide more detail as to what can be accomplished with the proceeds at each funding level, for each of the categories listed, such as "Start-Up Costs" and "Film Rights/Distribution."

Description of Business, page 20

9. Please clarify if you plan to make your own motion pictures or television programs, or only acquire completed pictures or programs. If you anticipate making some of your own movies or programs, please briefly explain the steps involved, timeframes, and financing required to produce your own content.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operations, page 26

10. Please quantify your anticipated budgets and cash demands to carry out your initial plan of operations. Please further clarify whether, in your opinion, the proceeds of the offering will be sufficient to satisfy your cash requirements or whether you currently anticipate that it will be necessary to raise additional funds during the next six months in order to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Interest of Management and Others in Certain Transactions, page 29

11. We note the disclosure that the company issued 172,750,000 shares of common stock to Left Coast Pictures. Please revise the beneficial ownership table and the disclosure in Item 12 to include Left Coast Pictures' holding, or tell us why you do not believe that is appropriate.

12. Please also indicate the natural person who has voting and investment control of the shares owned by Black Swan Partners BT.

Securities Being Offered, page 30

13. Please reconcile the disclosure on page 30 that you are offering 50,000,000 shares of common stock with the disclosure on the cover page of the Offering Circular that you are offering 200,000,000 shares of common stock.

14. We also note the disclosure here that you have authorized capital stock consisting of 200,000,000 shares and have 200,000,000 shares of common shares already issued and outstanding. We further note that you will have 400,000,000 common shares issued and outstanding if all the shares offered are sold, pending an increase in authorized shares.

Please advise as to the anticipated time frame for the share increase relative to this offering. We may have further comment after reviewing your response.

Signatures

15. Please refer to Form 1-A, Signatures. Please revise the second half of the signature page to indicate who is signing as the principal executive officer, principal financial officer, principal accounting officer, and the majority of the board members. If an individual is signing in more than one capacity, indicate each capacity in which he is signing.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure